UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Supertel Hospitality, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

868526104
(CUSIP Number)

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, Nebraska 68102
402-341-3070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 868526104	13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

STEVE H. BORGMANN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER

727,732 Shares

NUMBER OF	8. SHARED VOTING POWER
SHARES
BENEFICIALLY	107,811 Shares
OWNED BY
EACH	9. SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	727,732 Shares

10. SHARED DISPOSITIVE POWER

107,811 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

835,543 Shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 868526104	13D	Page 3 of 4

Steve H. Borgmann (the “Reporting Person”) makes this filing to amend certain information previously reported by the Reporting Person. This filing constitutes Amendment No. 2 to the Schedule 13D of the Reporting Person. The Reporting Person amends such prior Schedule 13D reports with respect to the common stock of Supertel Hospitality, Inc. (“Supertel”) by adding the following information to the item indicated:

5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number of shares of Supertel common stock and the percentage of outstanding shares of Supertel common stock (based upon 19,728,121 shares of Supertel common stock outstanding on March 14, 2007, as reported in the Supertel Form 10-K for the year ended December 31, 2006) beneficially owned by the Reporting Person, as of the close of business on March 14, 2007, including 2,857 shares of Supertel common stock issuable through the exercise of options, is set forth below:

Name of Holder	No. of Shares Beneficially Owned	Percentage of Outstanding Shares
Steve H. Borgmann, individually	727,732	3.7%
Supertel, Inc.	48,755 (1)	0.2%
Creston Super 8 Motel, Inc.	59,056 (2)	0.3%

(1) Reflects the Reporting Person’s 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of Supertel common stock.

(2) Reflects the Reporting Person’s 30% ownership interest in Creston Super 8 Motel, Inc., which holds 198,856 shares of Supertel common stock.

(c)-(d) No transactions in Supertel common stock have been effected by the Reporting Person during the past sixty days. The percentage of outstanding shares of Supertel common stock beneficially owned by the Reporting Person decreased solely as a result of Supertel’s increase of outstanding shares of its common stock as reported on the cover of its Form 10-K for the fiscal year ended December 31, 2006 and filed on March 22, 2007.

CUSIP No. 868526104	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

March 23, 2007
(Date)

/s/ Steve H. Borgmann
(Signature)

Steve H. Borgmann
(Name)